EXHIBIT 16

April 11, 2005

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Prescient Applied Intelligence, Inc. (f/k/a The viaLink Company, Inc.) and, under the date of March 25, 2005, we reported on the consolidated financial statements of Prescient Applied Intelligence, Inc. as of and for the years ended December 31, 2004 and 2003. On April 6, 2005, we resigned. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated April 8, 2005, and we agree with such statements, except that we are not in a position to agree or disagree with the statement that the Audit Committee of the Board of Directors has accepted the resignation of KPMG.

Very truly yours,

/s/ KPMG LLP

KPMG LLP